FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                        of the Securities Exchange Act of
                               --------------------------
                                      1934
                                      ----


                                 August 11, 2004

                        Commission File Number 001-14978


                               SMITH & NEPHEW plc
                               (Registrant's name)


                                 15 Adam Street
                            London, England WC2N 6LA
              (Address of registrant's principal executive offices)


         [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

                      Form 20-F     X            Form 40-F
                                 -------                   ------

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

                      Yes                        No     X
                           -----                      ------

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

                      Yes                        No     X
                           -----                      ------


         [Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.]

                      Yes                        No     X
                           -----                      ------


         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- n/a.

                                                                Total Pages: 8





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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                                          Smith & Nephew plc
                                                          (Registrant)


Date: August 11, 2004                               By:   /s/ Paul Chambers
                                                          -----------------
                                                          Paul Chambers
                                                          Company Secretary



                                       2


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                                   SCHEDULE 10

                    NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

SMITH & NEPHEW PLC

2. Name of shareholder having a major interest

FMR Corp and Fidelity International Limited

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Non-beneficial interest

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Bank of New York Brussels  161,200
Bank of New York Europe  108,363
Bank of New York London  355,067
Bank of New York Brussels  50,800
Deutsche Bank  118,636
HSBC Client Holdings Nominee (UK) Limited  515,846
JP Morgan  778,930
Mellon Bank  68,700
Mellon Nominees Ltd  27,100
Morgan Stanley  343,675
Northern Trust  274,180
Nortrust Nominees Ltd  682,037
Northern Trust London  77,100
RBS Trust Bank  307,518
State Street Bank & Trust  52,200
State Street Bank & Trust Company  45,400
State Street Nominees Limited  281,800
Clydesdale Bank (Head Office) Nominees Limited  163,372
Chase Nominees Limited  24,561,024
HSBC  2,748,509
HSBC Client Holdings Nominee (UK) Limited  34,174,923
HSBC Client Holdings Nominee Limited  9,755,504
JP Morgan Chase  250,791
Mellon Bank  1,300
State Street Bank & Trust  14,800
State Street Bank & Trust Company  99,000
State Street Nominees Limited  3,908,360
Brown Brothers Harriman  9,300

Lloyds Bank Nominees Limited  555,800
Mellon Bank  6,260
SAI  65,000
State Street Bank & Trust  7,400
State Street Bank & Trust Company  56,119
State Street Nominees Ltd  9,500
Bank of New York Europe  153,900
Bankers Trust  532,418
Citibank  201,754
MSS Nominees Ltd  108,427

The following shares are from the assumed conversion of 370,200 ADRs (5 ordinary shares per ADR):

HSBC   661,000
State Street Bank & Trust    8,500


5. Number of shares/amount of stock acquired



6. Percentage of issued class



7. Number of shares / amount of stock disposed

2,174,026

8. Percentage of issued class

0.23%


9. Class of security

Ordinary Shares of 12 2/9p

10. Date of transaction

09.08.2004



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11. Date company informed

10.08.2004

12. Total holding following this notification

82,301,513

13. Total percentage holding of issued class following this notification

8.80%

14. Any additional information



15. Name of contact and telephone number for queries

Kate Cummins
Company Secretarial Assistant
0207 960 2251

16. Name and signature of authorised company official responsible for making this notification

P. R. Chambers

Date of notification

10.08.2004

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

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                                   SCHEDULE 11

              NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED
                                    PERSONS

1. Name of company

Smith & Nephew plc

2. Name of director

Mr. W. D. Knowlton

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Shareholder above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Mr. W.D. Knowlton

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

Not applicable

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase of American Depositary Shares (`ADSs')

7. Number of shares/amount of stock acquired

1,700 ADSs representing 8,500 ordinary shares of 12 2/9p

8. Percentage of issued class

Less than 0.01%

9. Number of shares/amount of stock disposed



10. Percentage of issued class




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11. Class of security

American Depositary Shares

12. Price per share

US$44.00

13. Date of transaction

5 August 2004

14. Date company informed

5 August 2004

15. Total holding following this notification

27,001 ordinary shares of 12 2/9p

16. Total percentage holding of issued class following this notification

0.003%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant



18. Period during which or date on which exercisable



19. Total amount paid (if any) for grant of the option



20. Description of shares or debentures involved: class, number



21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise


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22. Total number of shares or debentures over which options held following this notification



23. Any additional information

One ADS represents five ordinary shares of 12 2/9p per share

24. Name of contact and telephone number for queries

Phil Higgins 020 7960 2228

25. Name and signature of authorised company official responsible for making this notification

Phil Higgins
Assistant Company Secretary

Date of Notification

6 August 2004

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.